Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Cream Minerals Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2.

Date of Material Change

October 2, 2008.

Item 3.

News Release

Press release was issued on October 7, 2008.

Item 4.

Summary of Material Change

See attached press releases.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
CFO
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

October 7, 2008.

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

Cream Minerals Announces Executive Appointments

Vancouver, BC – October 7, 2008 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce the appointment of Michael E. O’Connor as President, CEO and Director of the Company.  Mr. Frank A. Lang has assumed the position of Chairman of the Board of Directors.  The appointments of Messrs. Lang and O’Connor are effective immediately.

Michael brings to Cream over twenty years experience in the financial services industry including extensive experience in brokerage, banking, investor relations and corporate communications positions.  Michael is an experienced capital markets and communications professional with national and international contacts and has a strong background in the financing of development stage companies.

“I am delighted that Michael has decided to join the Cream team in a leadership role”, commented Frank Lang.  “I have known Michael for several years and have the utmost confidence in his abilities and believe that working together as part of the team at Cream we can successfully advance the Company’s projects and enhance shareholder value.  Michael’s enthusiasm, business judgement and leadership skills will be important elements to the development of the Company going forward and the re-alignment in Cream’s management structure will allow me to focus on the parts of the business I enjoy most including overseeing corporate strategy.”

“Frank and the team at Cream have worked hard and successfully to lay a solid foundation with a significant NI 43-101 compliant inferred resource at the 100% owned Nuevo Milenio Project in Mexico as well as acquiring new and exciting grass roots exploration projects such as the Wine Nickel-Copper project in Manitoba.  I am excited to be joining the Company at this stage of its development and look forward to making a significant contribution to the future success of Cream,” stated Michael O’Connor.

Cream’s current exploration programs include exploration for deposits of precious metals in the Provinces of British Columbia and Manitoba in Canada and in the state of Nayarit, Mexico.  Cream also has an agreement to explore for diamonds in Sierra Leone.

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.